

Mail Stop 4561

April 7, 2010

Via Facsimile and U.S. Mail

David G. DeWalt
Chief Executive Officer
McAfee, Inc.
3965 Freedom Circle
Santa Clara, CA 95054

> **Re: McAfee, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-31216**

Dear Mr. DeWalt:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   You state on pages 6, 10, 40-41, and elsewhere that you operate in Latin America, the Middle East, and Africa, regions that include Cuba, Iran, Syria, and Sudan. Also, we are aware of publicly available information that your product, SmartFilter, has been used by authorities in Iran and Sudan as a tool to censor the Web.

Cuba, Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your website indicates that your products may be exported or re-exported to those countries so long as such export or re-export is authorized by the U.S. government or otherwise is consistent with U.S. regulations. We note also that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and Sudan, if any, whether through subsidiaries, distributors, or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, software, or services that you have provided into Cuba, Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Item 9A. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 60

2. We note your statement that, "A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met." Please tell us in your response letter, and clarify in future filings, whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were in fact effective at the "reasonable assurance" level as of the end of the applicable period. Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of SEC Release 34-47986.

*   *   *   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, with any questions. If you need further assistance, you may contact me at (202) 551-3483.

Sincerely,

Katherine Wray
Staff Attorney